NovaGold Resources Inc.
Consolidated Financial Statements - Unaudited
August 31, 2006

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated October 10, 2006 and provides an analysis of NovaGold’s financial results for the quarter and nine months ended August 31, 2006 compared to the same periods in the previous year. At October 10, 2006 the Company had 92.0 million common shares issued and outstanding. The following information should be read in conjunction with the Company’s August 31, 2006 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2005, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and British Columbia. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with a subsidiary of Barrick Gold Corp. (“Barrick”) and the Ambler project in partnership with subsidiaries of Rio Tinto. NovaGold had $158 million of unrestricted cash at August 31, 2006 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company reported a net loss after tax of $2.6 million (or $0.03 per share) for the quarter ended August 31, 2006, compared with a net loss after tax of $1.5 million (or $0.02 per share) for the same quarter in 2005. On July 24, 2006, Barrick announced an unsolicited bid (“Barrick Bid”) for the Company and frustrated NovaGold’s bid for all the common shares of Pioneer Metals Corporation (“Pioneer”). The Company incurred legal and advisory costs related to Barrick’s actions (“Barrick Costs”) of approximately $4.7 million during the quarter ended August 31, 2006 and had these costs not been incurred NovaGold would have made a profit during the quarter. The Barrick Costs were offset in the quarter ended August 31, 2006 by an increase in net revenues of $1.3 million, a foreign exchange gain of $0.6 million and a future income tax recovery of $3.5 million. The Company continues to incur substantial costs related to the Barrick Bid and has material ongoing commitments to advisors related to the Barrick Bid that would be expensed in future periods.

Net revenues from interest income and the Company’s land and gravel sales, gold royalties and other revenues totaled $2.4 million in the quarter ended August 31, 2006, compared with $1.1 million for the same quarter in 2005. The increase was due to the $1.8 million increase in interest income due to higher cash balances invested and generally higher interest rates, particularly for the US funds invested.

Expenses were $8.6 million for the quarter ended August 31, 2006 compared with $2.3 million in the same quarter in 2005. During the quarter, the Company recorded professional fees of $5.4 million, an increase of $5.2 million compared with the same quarter in 2005. The increase is due mainly to the Barrick Costs. In the quarter the Company recorded $1.2 million for stock-based compensation compared with $0.1 million in the previous year. The difference is largely due to timing of vesting of options. The accounting for stock-based compensation includes an equivalent amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Overall general and administrative costs, salaries and corporate development and communication have increased by $1.2 million to $2.6 million in the third quarter of 2006 compared with $1.4 million in the same quarter in 2005. General and administrative costs and salaries have increased because of the Company’s continued growth and increased activity.

In the quarter ended August 31, 2006 the Company also recorded a dilution gain of $0.1 million from its ownership of common shares of Alexco Resource Corp. (“Alexco”) resulting in a net dilution gain of $0.4 million for the nine months ended August 31, 2006. A dilution loss of $0.3 million was recorded in the quarter ended August 31, 2005, resulting in the $0.3 million dilution loss for the nine months ended August 31, 2005.

The Company reported a net loss of $11.1 million (or $0.14 per share) for the nine months ended August 31, 2006 compared with a net loss of $8.4 million (or $0.13 per share) for the same period in 2005. The results for the Company include a non-cash charge for stock-based compensation of $4.9 million compared with $4.3 million for the same period in 2005. The major influence on the increase in net loss of $2.7 million for the nine months was the Barrick Costs of $4.7 million. In addition increases in general and administrative costs of $1.0 million and in salaries of $1.0 million, were more than offset by a future income tax recovery of $1.4 million and by an increase in net revenue of $4.0 million.

For the nine months ended August 31, 2006 net revenues increased by $4.0 million due to an increase of $4.0 million in interest income from the investment of the net proceeds of $189 million from the Company’s public offering completed in early February 2006.

Expenses for the nine months ended August 31, 2006 totalled $18.8 million compared with $10.1 million in the same period in 2005. The main components of this increase were (a) the increase in foreign exchange loss of $0.8 million resulting from the effect of the strengthening Canadian dollar against the US dollar on the

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

Company’s US dollar funds held to fund anticipated US dollar expenditures, (b) the increase in professional fees of $5.7 million due mainly to the Barrick Costs, the Company’s unsuccessful bid for all the common shares of Pioneer and also due to costs related to Sarbanes-Oxley compliance work, and (c) the increase of $1.0 million in general and administrative costs and $1.0 million in direct salaries and benefits as a result of expanded staff resources and support costs in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05	5/31/05	2/28/05	11/30/04
	$	$	$	$	$	$	$	$

Net revenues	2,391	2,213	1,409	1,256	1,074	409	515	946
Income (loss) for the quarter	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)	(5,137)	(1,263)
Loss per share - basic and diluted	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)	(0.08)	(0.01)
Expenditures on mineral properties
and related deferred costs(1)
USA	27,461	3,254	1,641	4,221	4,636	2,735	1,613	3,852
Canada	11,501	1,599	5,274	17,433	22,232	6,442	2,859	7,371

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter, the Company expended $19.3 million on mineral properties and related deferred costs ($31.4 million for the nine months ended August 31, 2006) compared with $26.9 million for the same quarter in 2005 ($42.4 million for the nine months ended August 31, 2005). The overall expenditures in 2006 increased compared with 2005 mainly because of the increased activity related to the Galore Creek and the Rock Creek projects. The Company is eligible to receive investment tax credits (“ITC’s”) related to some of its mineral property expenditures. The ITC’s are accounted for as a reduction in the cost of the mineral properties when accrued.

The majority of the expenditures at Galore Creek in the nine months ended August 31, 2006 related to finalizing the engineering and environmental work for the submission of an Environmental Assessment Report that was submitted in May 2006, and pre-construction activities. During the quarter ended August 31, 2006 the Company reported an updated independent National Instrument 43-101 compliant resource estimate for the Galore Creek project (see August 24th and August 31st 2006 news releases for details) based on drilling completed through 2005. For the nine months ended August 31, 2006 the Company drilled over 20,000 meters at Galore Creek. An updated resource estimate that includes results from the 2006 drill program is planned shortly once sufficient assay results become available. This updated resource estimate will be used in the final Feasibility Study for the Galore Creek project, scheduled for completion before the year end.

The Company’s joint venture partner at Donlin Creek, a subsidiary of Barrick, has provided notice that the required level of expenditures had been met at March 31, 2006 as part of the back-in requirements under the Donlin Creek Mining Venture Agreement. The Company has accrued US$18.3 million of exploration costs based on 70% ownership of the project from a budget prepared and provided by the joint venture partner to the joint venture committee. The Company has not been able to obtain confirmation of actual costs incurred at the project to August 31, 2006 and actual results could differ materially from these budgeted amounts.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants, taxation and the write-offs of mineral property costs previously capitalized. The main fluctuations over the previous eight quarters related to stock options and taxation. The majority of the Company’s properties are not yet in production; consequently the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company. The Company’s sales revenues, a portion of expenses, and a significant amount of cash balances are denominated in US dollars. The overall strengthening of the Canadian dollar vs the US dollar has resulted in an exchange loss of $0.7 million for the nine

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

months ended August 31, 2006 ($0.6 million exchange gain for the quarter ended August 31, 2006). For the three and nine months ended August 31, 2005 the Company reported negligible foreign exchange gains or losses as the Company’s cash balances were predominantly held in Canadian funds.

Liquidity and Capital Resources

The Company recorded total cash increases from operating activities of $12.5 million during the nine months ended August 31, 2006 compared with total cash increase of $3.4 million in the same period in 2005. The improvement in cash flow from operating activities resulted primarily from an increase in accounts payable and accrued liabilities during the nine months in 2006 and 2005.

The Company received net proceeds of $196.2 million from a public offering and the exercise of stock options and warrants in the nine months ended August 31, 2006 compared with $60.0 million from a private placement and the exercise of stock options in the nine months ended August 31, 2005.

The Company expended $84.2 million on investing activities in the nine months ended August 31, 2006 compared with $53.7 million in the same period in 2005. Of this amount $3.0 million was invested in the acquisition of 1.2 million shares in Alexco, $42.2 million was expended on property, plant and equipment mainly for the Rock Creek mine construction and pre-construction costs for Galore Creek, and $31.4 million was expended on exploration mainly on the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At August 31, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars

$

2006	96
2007	383
2008	383
2009	364
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At August 31, 2006 the Company had unrestricted cash and cash equivalents of $157.8 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188 million. The net proceeds from the financing were planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. NovaGold subsequently elected to have Barrick finance NovaGold’s share of the costs to completion of the final feasibility study on Donlin Creek. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 120,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the fourth quarter of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 meters of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. The Company is reviewing activities and the ordering of long lead time equipment that may be carried out prior to obtaining development permits but which may assist the construction timeline at Galore Creek. The Company’s Board has approved up to an additional $49 million of expenditures at Galore Creek in calendar 2006 related to pre-construction activities.

NovaGold currently has sufficient funds to meet its approved expenditures and contractual commitments. However, in order to meet its expected schedule for construction at Galore Creek, assuming successful permitting and a positive construction decision, the Company anticipates that long term contracts for road and portal construction, and ordering of mining equipment will need to be considered within the next few months. Should such contracts be initiated it is expected that significant additional financing will be necessary in order to cover these commitments.

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

At Rock Creek (and Big Hurrah) the Company planned a two staged approach. An amount of US$26 million was budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 meter drill program. This amount was increased by US$10 million to allow for continuing pre-construction activities. The second stage of this project began when permits were received at the end of August and the board of directors of the Company made a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. A further budget of approximately US$20 million was added for construction work and commitments in 2006.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meter drilling program focusing on new areas along the Ambler belt.

In May 2006 the Company entered into an agreement to acquire all of the outstanding common shares and stock options of Coast Mountain Power Corp. (“Coast Mountain”) by way of plan of arrangement. Under the plan, shares of Coast Mountain were exchanged for NovaGold shares at a ratio valued at $2.20 per Coast Mountain share, based on the weighted average trading price of NovaGold’s shares over a fixed period prior to the effective date of the arrangement. In August 2006 Coast Mountain shareholders received approximately 0.1245 of a NovaGold common share for each outstanding Coast Mountain common share. NovaGold issued approximately 2.5 million common shares in connection with the acquisition. The transaction has a total value of approximately $44 million, before expenses. The common shares of Coast Mountain were subsequently delisted from the TSX Venture Exchange.

The Company has budgeted an additional $2 million to prepare an updated feasibility study on Coast Mountain’s Forrest Kerr project and to evaluate the potential expenditures on the related power line and infrastructure improvements for Forrest Kerr that may also benefit the Company’s Galore Creek project.

On June 19, 2006 NovaGold announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of 57 cents per share. On July 24, 2006 Barrick, NovaGold’s joint venture partner at Donlin Creek through Barrick’s subsidiary, Placer Dome US, announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of $1.00 per share and at the same time announced an unsolicited all-cash offer to acquire all of the outstanding common shares of the Company for US$14.50 per share. The Company’s board of directors has rejected this offer in a circular dated August 12, 2006. In September, Barrick has taken up and paid for 89% of Pioneer’s issued shares. The Company has expensed the legal and related fees associated with the Company’s offer for Pioneer.

Barrick has given notice to NovaGold that Placer Dome US/Barrick has met the US$32 million expenditure requirement at Donlin Creek. NovaGold has accepted this notice subject to review and audit. Barrick has indicated a significant budget for Donlin Creek for calendar 2006. The Company has recorded US$18.3 million which represents the portion of exploration costs based on a 70% ownership of the property and based on a budget provided by Barrick. NovaGold has under the Mining Venture Agreement requested that these funds be advanced by Barrick, with interest and a right to lodge security against NovaGold’s share of the property.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Basis of presentation
These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2005 Annual Report and have been consistently followed in the preparation of these consolidated financials statements, except that during the quarter ended August 31, 2006, the Company recorded an intangible asset related to the purchase of Coast Mountain. The Company assesses the fair value of intangible assets to determine if there are indications of impairment. Management considers factors such as current results, trends and future prospects in addition to other economic and regulatory factors. If the fair value is less than the carrying value, then an impairment loss is recognized in the statement of operations. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company’s accounting policies are described in note 2 to the Company’s 2005 audited consolidated financial statements which can be obtained on the Company’s website www.novagold.net or on SEDAR www.sedar.com.

Cautionary Note regarding Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenues, financings, operations, partnerships, the impact of regulatory and environmental initiatives on our operations and statements regarding future performance. Forward-looking statements are frequently, but not always, identified by words such as "expected," "anticipated," "believe," "intend," "estimated," "potential," "possible", “goal”, “plans” and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or “be achieved”. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management at the time the statements are made, and NovaGold does not assume any obligation to update forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and forward-looking statements should not be relied upon as a prediction of actual results.

NovaGold Resources Inc. Third Quarter Report 2006

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars
	August 31	November 30
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	157,774	33,317
Restricted cash	-	785
Other receivables	2,021	2,400
Temporary investments (note 4)	3,534	3,534
Deposits and prepaid amounts	770	669
	164,099	40,705

Accounts and officer loan receivable	580	763
Land	1,732	1,754
Property, plant and equipment (note 3)	55,505	13,685
Power generation and transmission rights (note 5)	60,357	-
Mineral properties and related deferred costs (note 6)	260,027	209,297
Investments (note 4)	7,207	4,069
Tax credits (note 6)	5,258	-
Reclamation bonds (note 3)	8,509	105
	563,274	270,378

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,895	8,885
Loan payable	200	200
Asset retirement obligation	700	1,020
	29,795	10,105

Other liabilities (note 6)	20,817	646
Future income taxes (note 5 and 6)	51,040	34,393
	101,652	45,144

Shareholders’ equity
Share capital (note 7)	535,504	292,876
Contributed surplus	820	820
Stock-based compensation (note 8)	15,663	10,219
Warrants	9,180	9,759
Deficit	(99,545)	(88,440)
	461,622	225,234
	563,274	270,378

Nature of operations (note 1)
Commitments and subsequent events (note 11)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NovaGold Resources Inc. Third Quarter Report 2006

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars,
	except for per share amounts
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2006	2005	2006	2005
	$	$	$	$

Other income
Land, gravel, gold and other revenue	307	863	1,176	1,209
Interest income	2,167	367	5,006	1,022
	2,474	1,230	6,182	2,231

Cost of sales	83	156	169	233
	2,391	1,074	6,013	1,998
Expenses and other items
Corporate development and communication	324	231	1,008	910
Exploration and mineral property write-downs	-	530	-	530
Foreign exchange (gain) loss	(635)	3	705	(81)
General and administrative	1,192	516	2,612	1,608
Professional fees	5,368	172	6,471	732
Reclamation	-	-	52	-
Salaries	1,141	687	3,067	2,089
Salaries - stock-based compensation (note 8)	1,214	127	4,925	4,336
	8,604	2,266	18,840	10,124

Gain on dilution from equity investment (note 4)	(104)	-	(398)	-
(Income) loss from equity investment	(80)	259	50	259

Loss for the period before income taxes	(6,029)	(1,451)	(12,479)	(8,385)
Future income tax recovery (note 10)	3,451	-	1,374	-

Loss for the period after income taxes	(2,578)	(1,451)	(11,105)	(8,385)
Deficit - Beginning of period	(96,967)	(89,566)	(88,440)	(82,632)
Deficit - End of period	(99,545)	(91,017)	(99,545)	(91,017)

Loss per share
Basic and diluted	(0.03)	(0.02)	(0.14)	(0.13)

Weighted average number of shares (thousands)	89,776	67,221	77,556	66,796

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Third Quarter Report 2006

Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2006	2005	2006	2005
	$	$	$	$

Cash flows from operating activities
Loss for the period	(2,578)	(1,451)	(11,105)	(8,385)
Items not affecting cash
Amortization	219	34	391	114
Future income tax	(3,451)	-	(1,374)	-
Gain on dilution from equity investment	(104)	-	(398)	-
(Gain) loss from equity investment	(80)	259	50	259
Mineral property write-down	-	491	-	491
Stock-based compensation	1,214	127	4,925	4,336

Net change in non-cash working capital
Decrease (increase) in other receivables	(278)	(203)	270	(1,381)
Decrease in inventory	4	9	8	8
Increase in accounts payable and accrued liabilities	20,393	6,452	19,695	7,921
	15,339	5,718	12,462	3,363
Cash flows from financing activities
Proceeds from issuance of common shares – net	2,364	58,906	196,222	60,034
	2,364	58,906	196,222	60,034
Cash flows used in investing activities
Acquisition of property, plant and equipment	(35,550)	(6,655)	(42,225)	(7,429)
Acquisition of power generation and transmission rights (note 5)	(368)	-	(368)	-
Decrease in accounts receivable	9	-	183	-
Expenditures on mineral properties and related deferred costs - net	(19,335)	(26,868)	(31,408)	(42,417)
(Increase) decrease in restricted cash and reclamation bonds	(7,570)	5	(7,619)	(316)
Decrease (increase) in investments	210	(3,533)	(2,790)	(3,535)
	(62,604)	(37,051)	(84,227)	(53,697)

Increase (decrease) in cash and cash equivalents during the period	(44,901)	27,573	124,457	9,700
Cash and cash equivalents - Beginning of period	202,675	38,269	33,317	56,142
Cash and cash equivalents - End of period	157,774	65,842	157,774	65,842
Supplemental disclosure
Sale of subsidiary for common shares	-	-	-	2,766
Stock-based compensation realized	260	-	774	267
Shares issued for option agreement	-	-	1,087	864
Shares issued for power generation and transmission
rights acquisition	43,705	-	43,705	-
Increase (decrease) in accounts payable and accrued liabilities
related to mineral properties	38,118	6,642	37,983	8,253

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Third Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

1. Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is exploring its mineral properties, and for some mineral properties, has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for some of the Company’s properties is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2005 Annual Report and have been consistently followed in the preparation of these consolidated financials statements, except that during the quarter ended August 31, 2006, the Company recorded an intangible asset related to the purchase of Coast Mountain Power Corp. (“Coast Mountain”). The Company assesses the fair value of intangible assets to determine if there are indications of impairment. Management considers factors such as current results, trends and future prospects in addition to other economic and regulatory factors. If the fair value is less than the carrying value, then an impairment loss is recognized in the statement of operations. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

3. Property, plant and equipment

		in thousands of Canadian dollars

			August 31,
			2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,618	833	785
Office furniture and equipment	1,442	472	970
Leasehold improvements	253	87	166
Mining and milling equipment	43,281	-	43,281
Pre-construction costs	10,303	-	10,303
	56,897	1,392	55,505

			November 30,
			2005
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,220	464	756
Office furniture and equipment	801	282	519
Leasehold improvements	529	43	486
Mining and milling equipment	11,924	-	11,924
	14,474	789	13,685

NovaGold Resources Inc. Third Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

3. Property, plant and equipment (cont.)

The Company received the necessary permits from the State of Alaska in August 2006 for the Board of Directors to make a construction decision at the Rock Creek project. Construction of the site began in late August 2006 and production is anticipated to begin May 2007. Certain critical equipment for the Rock Creek project had been purchased and delivered on site in anticipation of the mine construction approval. The Company has also purchased certain pre-construction equipment for the Galore Creek project. Amortization for equipment will begin when the equipment is placed in service. The Company has also set aside and recorded as reclamation bonds an amount of US$6.8 million for purposes of reclamation relating to the Rock Creek and Big Hurrah projects.

4. Investments	in thousands of Canadian dollars
August 31,
2006
$

Temporary investments
5,374,544 shares of US Gold Corp. (market value- $39,445)	3,534

Long term investments
5,304,478 shares of Alexco Resource Corp. (market value - $18,353)	5,534
3,921,568 shares of Pioneer Metals (market value - $4,118)	1,000
1,437,500 shares of TNR Gold Corp. (market value - $518)	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $312)	90
600,000 shares of Copper Canyon Resources Ltd. (market value - $684)	90
Other investments	176

7,207

November 30,
2005
$

Temporary investments
5,374,544 shares of US Gold Corp. (market value- $22,896)	3,534

Long term investments
4,104,478 shares of Alexco Resource Corp. (unquoted)	2,395
3,921,568 shares of Pioneer Metals (market value - $1,529)	1,000
1,437,500 shares of TNR Gold Corp. (market value - $345)	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $414)	180
Other investments	177
4,069

The Company has significant influence in Alexco Resources Corp. (“Alexco”) and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party having two directors in common with the Company. During the nine months ended August 31, 2006 the Company recorded a $50,000 loss ($80,000 gain for the three months ended August 31, 2006) resulting from the accounting for the equity investment. Alexco also completed an initial public offering and issued common shares on the exercise of warrants and stock options. On April 28, 2006, the Company purchased 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount. On June 30, 2006, Alexco issued shares related to an acquisition reducing the Company’s ownership to 18.8% . The Company has recorded a net dilution gain of $398,000 ($104,000 dilution gain for the three months ended August 31, 2006) as a result of these transactions to date.

During the quarter ended August 31, 2006, Eagle Plains Resources Ltd. (“EPL”) issued shares of a newly formed company, Copper Canyon Resources Ltd. (“CPY”) on a one for one basis. The original cost of the Company’s EPL shares have been split equally between EPL and the new CPY shares.

NovaGold Resources Inc. Third Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

5. Power generation and transmission rights

On August 3, 2006 the Company completed the acquisition of Coast Mountain. Under a plan of arrangement Coast Mountain shareholders received approximately 2.5 million common shares of the Company valued at $43.7 million. The purchase price less cash was allocated to the fair value of the assets and liabilities received based on estimates by management. The allocation of the purchase price of the net asset acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $16.3 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

Coast Mountain is a "green power" company with run-of-river hydroelectric projects located near NovaGold's Galore Creek copper-gold project. Coast Mountain's assets include the Forrest Kerr run-of river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and related power transmission lines.

6. Mineral properties and related deferred costs

			in thousands of Canadian dollars

	Balance -		Stock-based		Balance -
	November 30,		compensation	(1)	August 31,
	2005	Expenditures	Tax credits	(2)	2006
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	20,478	16	(1)	37,915
Rock Creek	19,105	5,115	425	(1)	24,645
Shotgun	4,050	-	-		4,050
Ambler	5,897	2,590	139	(1)	8,626
Big Hurrah	4,305	993	26	(1)	5,324
Khotol	1,240	1,637	20	(1)	2,897
Nome Gold	235	108	-	(1)	343
Other	125	786	23	(1)	934

British Columbia, Canada
Galore Creek	154,471	20,365	905	(1)	171,536
			(4,205)	(2)
Copper Canyon	2,448	1,193	-		3,641
Other	-	116	-		116

	209,297	53,381	(2,651)		260,027

The Company is eligible to receive investment tax credits (“ITC’s”) related to some of its mineral property expenditures. The ITC’s are accounted for as a reduction in the cost of the mineral properties when accrued.

During the quarter, the Company’s joint venture partner, a subsidiary of Barrick Gold Inc. (“Barrick”), at Donlin Creek provided notice that the required level of expenditures had been met at March 31, 2006 as part of the back-in requirements under the Donlin Creek Mining Venture Agreement. The Company has accrued US$18.3 million of exploration costs based on 70% ownership of the project from a budget prepared and provided by the joint venture partner to the joint venture committee. The Company has not been able to obtain confirmation from Barrick of actual costs incurred at the project to August 31, 2006 and actual results could differ materially from these budgeted amounts.

NovaGold Resources Inc. Third Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

7. Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
	(thousands)	$

Balance at November 30, 2005	72,986	292,876
Issued in quarter
For cash and fair value pursuant to stock option agreements	41	193
For cash and fair value pursant to warrant agreements	212	2,723
Pursuant to property agreement	74	1,087
Pursuant to public offering - net	14,950	188,554

Balance at February 28, 2006	88,263	485,433
Issued in quarter
For cash and fair value pursuant to stock option agreements	513	3,456
For cash and fair value pursant to warrant agreements	18	191
Shares issuance costs	-	(60)

Balance at May 31, 2006	88,794	489,020
Issued in quarter
For cash and fair value pursuant to stock option agreements	275	1,689
For cash and fair value pursuant to warrant agreements	86	1,122
Coast Mountain Power acquisition	2,512	43,705
Share issuance costs	-	(32)

Balance at August 31, 2006	91,667	535,504
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-

Total issued and outstanding	91,676	535,504

In February 2006, the Company issued 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million after commissions and expenses of $12 million.

During the nine months ended August 31, 2006, 313,000 brokers’ warrants were exercised for 313,000 common shares at $11.00 per common share and 2,000 brokers’ warrants were exercised for 2,000 common shares at $7.00 per share.

In August 2006, the Company issued 2,512,140 common shares at $17.66 per common share for the acquisition of Coast Mountain. Subsequent to August 31, 2006, the Company received 225,880 of these shares from a dissenting Coast Mountain shareholder who is seeking to receive value for his Coast Mountain shares different from the amount agreed by its Board and financial advisors. These shares have been returned to the Company’s treasury.

NovaGold Resources Inc.Third Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

8. Stock-based compensation

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

During the quarter ended August 31, 2006, the Company granted 245,000 stock options (2,195,000 – nine months ended August 31, 2006). For the nine months ended August 31, 2006 the Company has recognized a stock-based compensation charge of $6,479,000, of which $1,554,000 was capitalized to mineral properties and deferred costs and $4,925,000 was charged to operations, for options vesting in the nine months granted in the previous year to directors, employees and service providers in accordance with CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options was calculated at the grant date using the following assumptions.

	Vested during nine months ended	Granted during nine months ended
	August 31, 2006	August 31, 2006

Average risk-free interest rate	2.94% - 4.15%	2.94% - 4.15%
Expected life	1.76 - 1.92 years	1.76 - 1.94 years
Expected volatility	42% - 58%	42% - 45%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

9. Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 6.

10. Future income tax recovery

During the three months ended August 31, 2006, the Company recognized the effect of a Canadian Income Tax rate change leading to a $3.5 million credit to the Statement of Operations.

11. Commitments and subsequent events

On July 24, 2006, Barrick announced an unsolicited bid (“Barrick Bid”) for the Company and an all-cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (“Pioneer”) at a price of $1.00 per share, which frustrated NovaGold’s bid for Pioneer announced on June 19, 2006 at a price of $0.57 per share. Subsequent to the quarter end, Barrick took up 89% of the Pioneer common shares. Costs of $0.8 million related to the Company’s offer for Pioneer and costs of $3.9 million related to the Barrick Bid have been expensed. The Company has material ongoing commitments to advisors related to the Barrick Bid that would be expensed in future periods.

NovaGold Resources Inc. Third Quarter Report 2006